KRANITZ
& PHILIPP
Attorneys at Law

1238 12th Avenue
Grafton, Wisconsin 53024
FAX (262) 375-0775
Telephone (262) 375-0625
Web Site www.kpseclaw.com

Richard A. Kranitz
Writer's Direct Dial (262) 375-0774
Facsimile (262) 375-0775
Writer's E-mail: kranrich@msn.com

August 22, 2010

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:: Klein Retail Centers, Inc.
Letter of Comment dated August 13, 2010
File No. 333-157962

Ms. Garnett:

We have reviewed your comment 11 and our earlier revised disclosure, dated March 12, 2010 (attached hereto as Exhibit A) concerning the Company's accounting for shares issued in connection with certain consulting services, and submit the following response:

The Company issued shares (non-forfeitable, fully vested, no performance conditions, no market conditions) in exchange for services to be provided. The consultant did not perform on the contract. In lieu of a lawsuit, the consultant offered the shares back to the Company. The Company agreed to this return and did not pursue any further litigation matters pertaining to the original contract.

From an accounting perspective, the Company applied ASC 505-5-25-7 to record the transaction. It states, "If fully vested, non- forfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services (no specific performance is required by the grantee to retain those equity instruments), then, because of the elimination of any obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached. A grantor shall recognize the equity instruments when they are issued (in most cases, when the agreement is entered into)."

Based upon these facts, please see responses below for each bullet point listed in the letter.

- The contract between the Company and the consultant did not contain any forfeiture or return provisions. The consultant was not required to return the shares. The Company threatened litigation due to the non-performance of the contract and the fact that the consultant was compensated with shares. In order to avoid litigation, the consultant returned the shares.

- A contract was entered into between the Company and the consultant. The Company hoped to receive the services denoted in the contract; however, there were no guarantees or provisions in the contract that required performance. As such, the Company accounted for the transaction under ASC 505-50-25-7.

- Since the shares issued were non-forfeitable, fully vested shares with no specific performance or market conditions, the Company applied ASC 505-50-25-7 as it met this criterion. ASC 505-50-25-6 discusses the condition whereby there is "an enforceable right to receive those goods or services". The Company does not believe that ASC 505-50-25-6 is applicable based upon its facts and circumstances.

- ASC 505-50-45-1 refers to ASC 505-50-25-7 and the fact that "a grantor may conclude that an asset has been received in return for fully vested, non-forfeitable equity instruments that are issued at the date the grantor and grantee enter into the agreement for goods or services (and no specific performance is required by the grantee in order to retain those equity instruments)". ASC 505-50-25-7 continues to state that "whether a corresponding cost is an immediate expense or a prepaid asset … depends on the specific facts and circumstances". The Company did not attain any probable tangible or intangible future economic benefits as a result of this agreement; thus, the Company does not believe that it meets the criterion for recognizing an asset.

Additionally, the ASC 505-50-25-10 provides an example that states, "… as services are consumed, the cost usually is recognized in determining net income of that period, for example, as expenses incurred for services". As there was no performance criterion on this contract, the expense was recognized immediately.

Should you have any questions or further comments in connection with the foregoing issue, please contact the undersigned. Thank you for your attention to this matter.

Very truly yours,
KRANITZ & PHILIPP

Richard A. Kranitz

Richard A. Kranitz

RAK/ln
cc: Kenneth S. Klein

EXHIBIT A

KRANITZ & PHILIPP

Attorneys at Law

1238 12th Avenue
Grafton, Wisconsin 53024
FAX (262) 375-0775
Telephone (262) 375-0625
Web Site www.kpseclaw.com

Richard A. Kranitz
Writer's Direct Dial (262) 375-0774
Facsimile (262) 375-0775
Writer's E-mail: kranrich@msn.com

March 12, 2010

Weinberg & Company, p.a.
6100 Glades Road, Suite 314
Boca Raton, Florida33434

Re: Klein Retail Centers, Inc.

You have described to us the accounting treatment that was made of the issuance in 2008 and the subsequent cancellation in 2009 of 1,000,000 shares to a consultant for services. The following, we believe, accurately describes these transactions:

> In 2008 the company issued 1,000,000 shares to a consultant in consideration of services to be performed. The fair market value of the shares when issued in 2008 totaled $1,000,000, or $5.00 per share based on the price of the shares included within the Company's Registration that had been sold for cash. Since the shares were issued without a forfeiture provision, the transaction was accounted as consulting expense in 2008, not as Prepaid Service. Subsequently, the consultant advised that he would not be able to provide the services purchased, and returned the shares for cancellation. The shares were cancelled at the fair market value of the shares, which totaled $1,000,000, or $5.00 per share, which is based on the price of the shares included in the Company's Registration that had been sold for cash. Cancellation gave rise to Miscellaneous Income to offset the income previously recognized, not a reduction to the asset of Prepaid Service, since the company had previously recognized an expense on their issuance.

You have further informed us that an officer of Klein Retail Centers, Inc. has confirmed to you the facts set forth in the description of the transactions set forth above. We assume their accuracy in this letter.

Klein Retail Centers, Inc. is a Delaware corporation. Section 152 of the Delaware Corporate Code specifies that a corporation may issue stock for "...consideration consisting of …any benefit to the corporation." While we are not licensed as attorneys in Delaware, and therefore cannot render a legal opinion on the interpretation of this provision, under common rules of legal interpretation, we see no reason under the language of the statute why the shares issued to the consultant in 2008 should not be treated as issued and fully paid under the statute, and accordingly, in the absence of an express forfeiture provision, there appears to be no reason why the issuance should not be treated as deductible in 2008.

Based upon the foregoing, we hereby confirm to you that we have no objection to the accounting treatment as described above, and accordingly, we will advise issuer's registration counsel of our lack of objection to the accounting treatment that the transactions have received. While we are not licensed as accountants, and do not offer accounting advice, the treatment by Klein Retail Centers, Inc. of the accounting for the issuance and cancellation of the consultant's shares appears reasonable to us.

Yours very truly,

Kranitz & Philipp

Richard A Kranitz
Cc: Klein Retail Centers, Inc.
Cassidy & Associates